Exhibit 12.1

EXELIXIS, INC.
STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)
Our earnings were insufficient to cover fixed charges for the years ended December 31, 2015, 2014, 2013 and 2012. The following table sets forth our ratio of earnings to fixed charges for the year ended December 31, 2011 and our deficiency of earnings to cover fixed charges for the years ended December 31, 2015, 2014, 2013 and 2012.

	Year Ended December 31,
	2015	2014	2013	2012	2011
Fixed charges:
Interest expense	$48,673	$48,607	$45,347	$27,088	$16,259
Interest portion of rental expense	755	886	935	2,948	606
Total fixed charges	$49,428	$49,493	$46,282	$30,036	$16,865
Earnings:
Net (loss) income before income taxes	$(169,682)	$(268,724)	$(244,856)	$(147,538)	$76,992
Fixed charges per above	49,428	49,493	46,282	30,036	16,865
Earnings	$(120,254)	$(219,049)	$(198,574)	$(117,502)	$93,857
Ratio of earnings to fixed charges					5.57
Deficiency of earnings available to cover fixed charges	$(169,682)	$(268,724)	$(244,856)	$(147,538)